AVG Reports First Quarter 2014 Financial Results

Subscription revenue increases 19%, GAAP diluted EPS is $0.34 and non-GAAP diluted EPS is $0.56; Reiterates Fiscal 2014 Outlook

AMSTERDAM, May 7, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the online security company for 187 million active users, today reported results for the first quarter ended March 31, 2014.

Subscription revenue increased 19% over the same period one year ago to $67.3 million. The increase in subscription revenue was the result of growth in both the consumer and SMB segments of the business. Platform-derived revenue decreased 45% over the same period one year ago to $26.3 million. The decrease in platform revenue was primarily related to the implementation of Google guideline changes and the exit from the third party search distribution business. As a result, total revenue for the first quarter of 2014 was $93.5 million as compared to $104.7 million in the first quarter of 2013.

GAAP net income for the first quarter of 2014 was $17.9 million, or $0.34 per diluted ordinary share. This compares with net income of $24.4 million, or $0.45 per diluted ordinary share in the prior year's first quarter.

Non-GAAP adjusted net income for the first quarter of 2014 was $30.0 million, or $0.56 per diluted ordinary share. This compares with non-GAAP adjusted net income of $31.8 million, or $0.58 per diluted ordinary share for the same period of the prior year[1].

Non-GAAP free cash flow was $30.0 million for the quarter, compared with $39.5 million for the same period in the prior year. Operating cash flow was $32.7 million for the quarter, compared with $43.3 million for the same period in the prior year.

"Our first quarter was a good start to what we expect will be an important strategic year for AVG, the online security company," commented Gary Kovacs, CEO of AVG. "We executed effectively on the key financial metrics and operating initiatives in the first quarter, while growing active users to 187 million and mobile users to 81 million. Importantly, we released a major application, AVG Zen, which provides a simple approach for the discovery and deployment of products and services across connected devices. We are highly optimistic about AVG's future in the important and growing market for online security."

Financial Outlook

Based on information available as of May 7, 2014, AVG is maintaining its outlook for fiscal year 2014 as follows:

  Revenue is expected to be in the range of $365 million to $405 million.
  Non-GAAP adjusted net income is expected to be in the range of $96 million to $112 million; non-GAAP diluted EPS is expected to be in the range of $1.80 to $2.10.
  GAAP net income is expected to be in the range of $54 million to $70 million; GAAP diluted EPS is expected to be in the range of $1.00 to $1.30.

AVG's expectation of non-GAAP adjusted net income for fiscal year 2014 excludes share-based compensation expense, acquisition amortization, rationalization and other charges, and assumes a normalized tax rate of 12.5%. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 53.5 million weighted-average diluted ordinary shares outstanding for fiscal year 2014.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its first quarter 2014 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941 1427 (United States and Canada) or +1 (480) 629 9664. A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through May 21, 2014 by calling +1 800 406 7325 (United States and Canada) or + (International), conference passcode required: 4677906#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, adjusted net income per diluted ordinary share, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income, adjusted net income per diluted ordinary share, free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income, adjusted net income per diluted ordinary share and free cash flow are measures of financial performance or liquidity and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company's core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company's core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company's operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company's performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

  they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;
  they do not reflect changes in, or cash requirements for, our working capital needs;
  although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG's consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company's non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see "Reconciliation of GAAP to non-GAAP financial measures". All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2014 and/or future periods, as well as those relating to the future prospects of AVG. Words such as "expects," "expectation," "intends," "assumes," "believes" and "estimates," variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in international and national tax regulations and related proposals; changes in the Company's growth strategies; changes in the Company's future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the Company's key metrics, including the number of the Company's active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches; the potential effects of changes in the applicable search guidelines of our search partners, including the Company's and its competitors' responses to these changes; the termination of or changes to the Company's relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company's and its partners' responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company's plans to launch new products and online services and monetize its full user base; the performance of new products, such as AVG Zen; the Company's ability to attract and retain active and subscription users; the Company's ability to retain key personnel and attract new talent; the Company's ability to adequately protect its intellectual property; flaws in the Company's internal controls or IT systems; the Company's geographic expansion plans; the anticipated costs and benefits of the Company's acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company's legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company's products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company's business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading "Risk Factors".

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the first quarter, ended March 31, 2014 are not necessarily indicativ of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company's website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has over 187 million active users, as of March 31, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

All trademarks are the property of their respective owners.

[1] Non-GAAP results for the first quarter of 2014 exclude $2.8 million in share based compensation expense, $4.3 million in acquisition amortization and $2.6 million in restructuring, legal and other charges, together with a $2.4 million adjustment to normalize to a tax rate of 12.5%, as described in the Reconciliation of GAAP measures to non-GAAP measures.

AVG Technologies N.V.
Unaudited condensed consolidated balance sheets
(in thousands of U.S. dollars)

	December 31,	March 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$36,367
Restricted cash	4,654	6,183
Trade accounts receivable, net	26,160	24,040
Inventories	1,017	781
Deferred income taxes	25,058	23,657
Prepaid expenses	5,927	5,585
Other current assets	5,416	4,541
Total current assets	110,581	101,154
Property and equipment, net	15,294	15,131
Deferred income taxes	33,820	30,546
Intangible assets, net	59,577	54,305
Goodwill	84,843	84,842
Investment	160	160
Other assets	2,507	2,448
Total assets	$306,782	$288,586

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$11,356	$7,449
Accrued compensation and benefits	18,245	18,126
Accrued expenses and other current liabilities	31,569	30,390
Current portion of long-term debt	-	-
Income taxes payable	4,680	4,954
Deferred tax liabilities	163	88
Deferred revenue	164,136	164,741
Total current liabilities	230,149	225,748
Long-term debt, less current portion	30,000	5,000
Deferred revenue, less current portion	33,050	32,306
Deferred tax liabilities	342	329
Other non-current liabilities	4,075	3,520
Total liabilities	297,616	266,903

Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(126,377)
Treasury shares	(33,179)	(40,333)
Accumulated other comprehensive loss	(8,343)	(9,047)
Retained earnings	178,770	196,713
Total shareholders' equity	9,166	21,683
Total liabilities and shareholders' equity	$306,782	$288,586

AVG Technologies N.V.
Unaudited condensed consolidated statements of comprehensive income
(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2013	2014
Revenue:
Subscription	$56,579	$67,290
Platform-derived	48,147	26,256
Total revenue	104,726	93,546
Cost of revenue:
Subscription	(7,429)	(8,111)
Platform-derived	(6,677)	(5,401)
Total cost of revenue	(14,106)	(13,512)
Gross profit	90,620	80,034
Operating expenses:
Research and development	(14,646)	(16,447)
Sales and marketing	(23,419)	(22,482)
General and administrative	(20,257)	(16,376)
Total operating expenses	(58,322)	(55,305)
Operating income	32,298	24,729
Other expense, net	(2,086)	(57)
Income before income taxes and loss from investment in equity affiliate	30,212	24,672
Income tax provision	(5,770)	(6,729)
Net income	$24,442	$17,943
Comprehensive income	$23,061	$17,239

Earnings per share:
Net income	$24,442	$17,943
Net income available to ordinary shareholders - basic	$24,442	$17,943
Net income available to ordinary shareholders - diluted	$24,442	$17,943
Earnings per ordinary share – basic	$0.45	$0.34
Earnings per ordinary share – diluted	$0.45	$0.34
Weighted-average shares outstanding – basic	54,025,571	52,842,926
Weighted-average shares outstanding – diluted	54,625,745	53,177,489

AVG Technologies N.V.
Unaudited condensed consolidated statements of cash flows
(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014
OPERATING ACTIVITIES:
Net income	$24,442	$17,943
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,099	7,753
Share-based compensation	3,633	2,812
Deferred income taxes	1,800	4,620
Change in the fair value of contingent consideration liabilities	815	91
Amortization of financing costs and loan discount	989	62
Loss (gain) on sale of property and equipment	(35)	11
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(2,646)	(476)
Net change in deferred revenue	9,170	(104)
Net cash provided by operating activities	43,267	32,712
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,738)	(2,717)
Proceeds from sale of property and equipment	53	161
Cash payments for acquisitions, net of cash acquired	(2,865)	-
Decrease (increase) in restricted cash	(812)	(1,529)
Net cash used in investing activities	(7,362)	(4,085)
FINANCING ACTIVITIES:
Payment of contingent consideration	(175)	-
Repayments of principal on current credit agreement	-	(25,000)
Repayments of principal on former credit facility	(23,056)	-
Proceeds from exercise of share options	199	713
Repurchases of share rights and options from employees	(2,900)	(1,460)
Repurchase of own shares	-	(8,247)
Net cash used in financing activities	(25,932)	(33,994)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,078)	(615)
Change in cash and cash equivalents	8,895	(5,982)
Beginning cash and cash equivalents	51,890	42,349
Ending cash and cash equivalents	$60,785	$36,367
Supplemental cash flow disclosures:
Income taxes paid	$(1,770)	$(2,274)
Interest paid	$(2,035)	$(279)

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars)

		Three months ended
		March 31,
		2013	2014
Gross profit		$90,620	$80,034
Add back:
- Share-based compensation		(2)	3
- Acquisition amortization	(1)	1,263	2,657
- Other adjustments	(2)	(7)	-
Non-GAAP adjusted gross profit		$91,874	$82,694
Revenue		104,726	93,546
Non-GAAP adjusted gross profit margin		88%	88%

Operating expenses		$(58,322)	$(55,305)
Less:
- Share-based compensation		3,635	2,809
- Acquisition amortization	(1)	1,020	1,606
- Other adjustments	(2)	870	2,567
Non-GAAP adjusted operating expenses		$(52,797)	$(48,323)

Operating income		$32,298	$24,729
Add back:
- Share-based compensation		3,633	2,812
- Acquisition amortization	(1)	2,283	4,263
- Other adjustments	(2)	863	2,567
Non-GAAP adjusted operating income		$39,077	$34,371
Revenue		104,726	93,546
Non-GAAP adjusted operating income margin		37%	37%

Other expense, net		$(2,086)	$(57)
Less:
- Other adjustments	(2)	-	-
Non-GAAP adjusted other expense, net		$(2,086)	$(57)

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars)

		Three months ended
		March 31,
		2013	2014
Net income		$24,442	$17,943
Add back:
- Share-based compensation		3,633	2,812
- Acquisition amortization	(1)	2,283	4,263
- Other adjustments	(2)	863	2,567
- Provision (Benefit) for income taxes		5,770	6,729
Non-GAAP adjusted profit before taxes		$36,991	$34,314
Less: Estimated provision for income taxes	(3)	(5,179)	(4,289)
Non-GAAP adjusted net income		31,812	30,025

Weighted-average shares outstanding - diluted (in thousands)		54,626	53,177
Non-GAAP adjusted net income		31,812	30,025
Non-GAAP diluted EPS		$0.58	$0.56

		December 31,	March 31,
		2013	2014
Cash and cash equivalents		$42,349	$36,367
Current portion of long-term debt		-	-
Long-term debt		(30,000)	(5,000)
Net cash		$12,349	$31,367

		Three months ended
		March 31,
		2013	2014
Net cash provided by operating activities		$43,267	$32,712
Less: Payments for property and equipment and intangible assets		(3,738)	(2,717)
Free cash flow		$39,529	$29,995

		Three months ended
		March 31,
		2013	2014
Revenue		$104,726	$93,546
Free cash flow		39,529	29,995
Cash conversion		38%	32%

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	March 31,
		2013	2014
Total revenue (trailing 12 months)		$377,707	$395,933
Active users at period end (in millions)	(4)	150	187
Average active users (in millions)	(5)	132	169
Twelve months trailing revenue per average active user		$2.86	$2.35

AVG Technologies N.V.
Reconciliation of GAAP measures to non-GAAP measures
(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended
	March 31,
	2013	2014
Revenue:
Subscription	$56,579	$67,290
Platform-derived	48,147	26,256
Total revenue	104,726	93,546
Cost of revenue:
Subscription	(7,429)	(8,111)
Platform-derived	(6,677)	(5,401)
Total cost of revenue	(14,106)	(13,512)
Gross profit	90,620	80,034
Operating expenses:
Research and development	(14,646)	(16,447)
Sales and marketing	(23,419)	(22,482)
General and administrative	(20,257)	(16,376)
Total operating expenses	(58,322)	(55,305)
Operating income	32,298	24,729
Other expense, net	(2,086)	(57)
Income before income taxes and loss from investment in equity affiliate	30,212	24,672
Income tax provision	(5,770)	(6,729)
Net income	$24,442	$17,943
Comprehensive income	$23,061	$17,239

Earnings per share:
Net income	$24,442	$17,943
Net income available to ordinary shareholders - basic	$24,442	$17,943
Net income available to ordinary shareholders - diluted	$24,442	$17,943
Earnings per ordinary share – basic	$0.45	$0.34
Earnings per ordinary share – diluted	$0.45	$0.34
Weighted-average shares outstanding – basic	54,025,571	52,842,926
Weighted-average shares outstanding – diluted	54,625,745	53,177,489

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive income	Total share-holder's (deficit) equity
Balances, December 31, 2013	$727	$(128,809)	$(33,179)	$178,770	$(8,343)	$9,166
Net income	-	-	-	17,943	-	17,943
Other comprehensive income (loss), net of tax	-	-	-	-	(704)	(704)
Exercise of share options	-	(380)	1,093	-	-	713
Repurchase of own shares	-	-	(8,247)	-	-	(8,247)
Share-based compensation	-	2,812	-	-	-	2,812
Balances, March 31, 2014	$727	$(126,377)	$(40,333)	$196,713	$(9,047)	$21,683

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CONTACT: Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com